Exhibit 99.1

VIQ Solutions Unveils Next Generation AccessPoint™ Web Portal to Modernize Access to Justice Worldwide

The innovative solution provides on-demand search and access management to court recordings from anywhere at any time, increasing efficiency and collaboration.

PHOENIX, ARIZONA, August 2, 2022 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the launch of AccessPoint, providing court personnel and legal professionals around the world with instant access to court recordings through a secure, cloud-based portal.

As technology plays an increasing role in transforming court workflow, courts recognize the need for innovative solutions to replace time intensive, manual processes. Developed in collaboration with key clients, AccessPoint improves access to evidentiary court recordings, advances data traceability and transparency and increases collaboration for stakeholders within and outside the courtroom.

“Diminishing court resources and challenging work environments continue to drive technology innovation. The digitization and transformation of capture and management solutions are essential. AccessPoint solution is a key component of our vision to provide courts with comprehensive solutions to improve efficiency and accessibility of data,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “The new capabilities in AccessPoint underscore our commitment to continuous innovation helping the world’s courts reimagine how to administer justice.”

AccessPoint delivers self-guided search, request and export features to quickly access audio recordings captured during court proceedings. Advanced security settings provide granular control of authorized users and auto-logging of access and events to simplify the chain of custody tracking. AccessPoint is an integral part of VIQ’s end-to-end solution suite for Courts designed to deliver secure, real-time access to high-quality recordings.

“AccessPoint facilitates judicial transparency by providing secure access to court recordings,” said Vahram Sukyas, Chief Technology Officer, VIQ. “Authorized users can review proceedings using AccessPoint's built-in player without downloading a client application. Jurisdictions will save time and money as the days of manually processing orders, copying, and mailing media are over.”

AccessPoint is a complementary product to CapturePro and a part of the complete VIQ Court Solution Suite. CapturePro is designed to optimize and secure the evidentiary content presented during litigious interactions. From audio and video capture to the management of high-quality, multi-channel recordings to creating actionable electronic transcripts and providing simplified, web-based access to court records. Ultimately, the solutions provide reliable, seamless and timely access to court records – when and how stakeholders need them.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Ph. 1-914-598-7733
Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, the Company’s vision and strategy as well as the benefits of AccessPoint. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.